SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco is nominated one of the Best Brazilian Company for Shareholders in 2008

Unibanco is very pleased to announce that it was nominated, for the second consecutive year, one of the Best Brazilian Company for Shareholders in 2008, being the only bank among the awarded companies and the only company mentioned in both 2007 and 2008 nominations.

Capital Aberto Magazine, which grants the award, assessed 86 companies listed in São Paulo Stock Exchange (Bovespa), with market capitalization above R$15 billion, considering objective criteria.

According to the magazine, the ranking was developed to highlight the companies that, during the last 12 months, offered a balanced set of 5 important factors: liquidity, financial returns, stock return, corporate governance, and sustainability.

This award is a result of Unibanco’s constant efforts in maintaining solid results and transparent support to its stakeholders.

Investor Relations
Unibanco

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 26, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.